Exhibit 8.01 (a)

                                VSB Bancorp, Inc.

                    VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:
Ralph M. Branca
President & CEO
(718) 979-1100


Staten Island, N. Y. -- June 10, 2008. VSB Bancorp, Inc. (NASDAQ CM: VSBN) announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on July 1, 2008 to stockholders of record on June 20, 2008. Joseph J. LiBassi, Chairman of the Board of Directors, stated, "This is our third cash dividend to date. Our current capital levels and continued profitability are key factors used in determining the payment of this dividend."

Raffaele M. Branca, President and Chief Executive Officer, reported, "Our dividend payout ratio is 31.6% on first quarter 2008 earnings. The payout ratio is higher this quarter because we maintained the $0.06 dividend rate despite lower quarterly earnings."

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank's initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp's total equity had increased to $22.2 million by March 31, 2008. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently, anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy,
(ii) market interest rates, (iii) customer preferences; (iv) competition or (v) federal or state laws.